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Exhibit 99.(a)(10)

The Sports Authority, Inc. Consummates Merger

        ENGLEWOOD, Colo.—(BUSINESS WIRE)—May 3, 2006—The Sports Authority, Inc. today announced that it has completed the going-private transaction approved yesterday at a special meeting of Sports Authority's stockholders. As a result of the transaction, each issued and outstanding share of The Sports Authority, Inc. common stock was cancelled and converted automatically into the right to receive $37.25 in cash, without interest. The transaction was led by Leonard Green & Partners, L.P. and members of The Sports Authority's management.

        The Sports Authority remains headquartered in Englewood, Colorado under existing management. Sports Authority's common stock, formerly traded on the New York Stock Exchange (NYSE: TSA), will no longer be publicly traded.

        Stockholders of The Sports Authority who have stock certificates in their possession will receive instructions by mail from Wells Fargo Bank, N.A., the paying agent, concerning how and where to forward their certificates for payment.

About The Sports Authority

        The Sports Authority, headquartered in Englewood, CO, is one of the nation's largest full-line sporting goods retailers offering a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices. As of April 29, 2006, The Sports Authority operated 402 stores in 45 states under The Sports Authority(R) and Gart Sports(R) names. The Company's e-tailing website, located at www.thesportsauthority.com is operated by GSI Commerce, Inc. under a license and e-commerce agreement. In addition, a joint venture with AEON Co., Ltd. operates "The Sports Authority" stores in Japan under a licensing agreement.

About Leonard Green & Partners, L.P.

        Leonard Green & Partners is a Los Angeles-based private equity firm specializing in organizing, structuring and sponsoring management buy-outs, going-private transactions and recapitalizations of established public and private companies. Leonard Green & Partners is the largest private equity firm in Southern California managing approximately $3.7 billion of private equity capital.

CONTACT:	The Sports Authority, Inc.
Thomas T. Hendrickson, 720-475-2293
Chief Administrative Officer and
Chief Financial Officer
or
Investor/Press Relations:
Integrated Corporate Relations, Inc.
Chad A. Jacobs/Megan McDonnell, 203-682-8200
SOURCE:	The Sports Authority, Inc.

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  Exhibit 99.(a)(10)